UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
☐    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 1-11437

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
LOCKHEED MARTIN CORPORATION
PERFORMANCE SHARING PLAN
FOR BARGAINING EMPLOYEES
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held as of year-end) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule of assets (held as of year-end), we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2005.
/s/ Mitchell & Titus, LLP
Washington, D.C.
June 22, 2022

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2021	2020
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments at fair value	$1,628,012	$1,427,696
Investments in fully benefit-responsive investment contracts at contract value	181,472	173,114
Receivables:
Participant contributions	—	865
Employer contributions	—	585
Notes receivable from participants	12,849	12,930
Total assets	1,822,333	1,615,190
Liabilities
Administrative expenses payable	209	132
Total net assets available for benefits	$1,822,124	$1,615,058
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended
December 31, 2021
Net assets available for benefits at beginning of year	$1,615,058
Additions to net assets:
Contributions:
Participant	95,228
Employer	33,085
Total contributions	128,313
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	203,054
Interest income on notes receivable from participants	632
Total additions	331,999
Deductions from net assets:
Distributions and withdrawals	161,546
Administrative expenses	2,837
Total deductions	164,383
Change in net assets	167,616
Net transfers from other plans	39,450

Net assets available for benefits at end of year	$1,822,124
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees
Notes to Financial Statements
1. Description of the Plan
The following description of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering permanent full-time employees and certain permanent part-time employees under collective bargaining agreements of eligible business units of Lockheed Martin Corporation (Lockheed Martin or the Corporation). Employees are eligible to enroll in the Plan after completion of the waiting period in their collective bargaining agreement. Certain nonunion employees, as designated by Lockheed Martin, may participate in the Plan.
The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the ESOP Fund and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.
The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The record keeper is Empower. Lockheed Martin is the Plan Sponsor and the Plan Administrator.
Certain represented employees ceased accruing future benefits under the Capital Accumulation Plan (CAP) and the Capital Accumulation Plan for Hourly Employees (HCAP). In 2021, most of these employees had their account balances in the CAP and HCAP Plan transferred to the Plan. Account balances of these employees with qualified domestic relations order holds under the CAP and HCAP Plan generally were not transferred. During 2021, assets of the CAP and HCAP Plan in the amount of $39,450,000 were transferred to the Plan.
In April 2021, as part of its regular review of the Plan’s investment offerings, the Corporation implemented certain changes to the investment options under the Plan. Specifically, the following changes were made to the investment options under the Plan:
• Eight core funds (Commodities, Global Real Estate, High Yield Bond, Emerging Markets Indexed Equity, International Developed Markets Equity, U.S. Equity, Government Short Term Investment, and Treasury Inflation Protected Securities) were removed as investment options under the Plan;
• Some of the fund names and/or underlying investments and benchmarks were changed;
• A Bond Fund was added to the investment options under the Plan; and
• The investment mix and asset categories within the Target-Date Funds were changed.
In connection with the above changes, as of May 2021, Plan participants generally had their future contributions automatically reset to be invested in an age-appropriate Target-Date Fund, unless they elected to opt-out of the automatic reset process.
Contributions
Collective bargaining agreements determine whether participants can make contributions based on percentage of base wages, whether a participant is automatically enrolled in the Plan, and whether participants are eligible for employer contributions. Contributions may be made on a before-tax, after-tax, or Roth 401(k) basis. Eligible employees can contribute up to 25% of the employees' base wages, subject to regulatory limitations. Contributions are limited to amounts determined in collective bargaining agreements. In general, participant contributions eligible for an employer matching contribution range from 2% to 8% of base pay. Certain union participants receive the company contributions in a certain percentage of the employees' base salary. Participants may also elect to make additional contributions that are not considered for purposes of the employer match. The Plan permits catch-up contributions for participants age 50 or older as of the end of the calendar year. Certain participants receive an employer non-elective contribution for each payroll period. Participants are immediately vested in all employer contributions. Pursuant to the applicable collective bargaining agreements, certain participants may contribute additional sources of income to the Plan, such as ratification bonuses, a cost of living adjustment payment or lump sum wage supplement payment. Participants are immediately vested in all employer contributions.
Contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 6 times per calendar quarter. Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the self-directed brokerage account (SDBA), whereby a participant may elect to invest the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments of the participant’s choosing. A participant’s initial transfer to the SDBA must be at least $500, and subsequent transfers must be at least $500. No distributions, withdrawals, or loans may be made directly from the assets in the SDBA, unless the participant requests a lump sum distribution after termination of employment.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer’s matching and non-elective contributions, as applicable, and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.
Notes Receivable from Participants
Participants may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.
Plan Termination
Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments in the Master Trust are primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully benefit-responsive investment contracts.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.
Administrative Expenses
Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.
3. Master Trust
General
The Plan’s interest in the Master Trust is stated at the value of the underlying net assets in the Master Trust. The realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s earnings, which include unrealized gains and losses, investment income and plan expenses.

The following table presents the Plan’s interest in the Master Trust balance as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021		December 31, 2020
	Master Trust Balance	Plan’s Interest in Master Trust Balance	Master Trust Balance	Plan’s Interest in Master Trust Balance

Cash and cash equivalents and short-term investment fund	$824,591	$29,619	$766,025	$21,911
Common and preferred stocks	6,154,403	247,854	6,341,940	255,812
Common stocks - Lockheed Martin	10,259,261	249,176	10,821,710	269,489
Common/collective trusts (a)	25,704,614	974,509	21,820,727	774,473
Registered investment companies (mutual funds)	336,097	10,666	385,241	11,680
Corporate debt securities	599,328	18,538	607,812	18,342
U.S. Government securities	591,752	21,200	333,900	12,063
Other investments (b)	134,725	4,065	216,394	6,985
Self-directed brokerage account	2,154,935	73,040	1,714,872	57,565
Total investments at fair value (c)	46,759,706	1,628,667	43,008,621	1,428,320

Fully benefit-responsive investment contracts at contract value	4,465,339	181,472	4,336,297	173,114

Plus:
Due from broker for securities sold	36,925	1,305	20,162	682
Accrued interest and dividends	17,611	622	17,832	603
Other receivables (d)	8,224	291	80,659	2,729
Less:
Due to broker for securities purchased	(113,728)	(4,019)	(114,094)	(3,860)
Accrued expenses	(24,629)	(870)	(22,356)	(755)
Other payables (d)	(1,161)	(41)	—	—

Total net assets	$51,148,287	$1,807,427	$47,327,121	$1,600,833
(a)Includes 103-12 investment entities.
(b)Includes auto loans, bank loans, collateralized mortgage obligations, government agencies and credit card loans.
(c)The Plan’s reported total investments at fair value as of December 31, 2021 and 2020 has a variance of $655,000 and $624,000, respectively, to the reported Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust of Investments at fair value on the Statement of Net Assets (see page 2). These immaterial amounts are the net result between certain accruals recorded by either the Master Trust or the Plan separately at year-end.
(d)Includes unsettled trades, other receivables/payables, market values on foreign currency, other cash positions on futures.
The Plan, through the Master Trust, invests in the LMIMCo Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide the realized and unrealized gains and losses on the underlying investments that are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value.
In certain circumstances, the amount withdrawn from the investment contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.
The Master Trust invests in a Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, which is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.
In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin Stock Fund, ESOP Fund, and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the LMIMCo Stable Value Fund or the Corporation. The LMIMCo Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the LMIMCo Stable Value Fund for income lost due to any such advance by paying interest on such advance. The interest is compounded daily based on an annual rate equal to the interest crediting rate of the short-term investment portion of the LMIMCo Stable Value Fund. The Lockheed Martin Stock Fund and ESOP Fund may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2021 and 2020, there were no such advances payable to the Corporation. Occasionally, the Master Trust invests in derivative financial instruments for liquidity or asset allocation purposes. As of December 31, 2021 and 2020, there were no material investments in derivatives.
Fair Value of Assets
The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.
The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:
•     Level 1 – Quoted prices in active markets for identical assets and liabilities;
•     Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
•    Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2021 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short-term investment fund	$38,133	$786,458	$824,591
Common and preferred stocks	6,154,270	133	6,154,403
Common stocks - Lockheed Martin	10,259,261	—	10,259,261
Common/collective trusts (a)	—	25,704,614	25,704,614
Registered investment companies (mutual funds)	336,097	—	336,097
Corporate debt securities	—	599,328	599,328
U.S. Government securities	—	591,752	591,752
Other investments (b)	—	134,725	134,725
Self-directed brokerage account	2,154,935	—	2,154,935
Total investment assets at fair value	$18,942,696	$27,817,010	$46,759,706
Payables, net			(76,758)
Fully benefit-responsive investment contracts at contract value			4,465,339
Total net assets			$51,148,287
Interest and dividend income earned by the Master Trust for the year ended December 31, 2021 was $513,738,000. The net appreciation for the year ended December 31, 2021 was $4,776,451,000.
The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2020 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short-term investment fund	$29,224	$736,801	$766,025
Common and preferred stocks	6,341,806	134	6,341,940
Common stocks - Lockheed Martin	10,821,710	—	10,821,710
Common/collective trusts (a)	—	21,820,727	21,820,727
Registered investment companies (mutual funds)	385,241	—	385,241
Corporate debt securities	—	607,812	607,812
U.S. Government securities	—	333,900	333,900
Other investments (b)	—	216,394	216,394
Self-directed brokerage account	1,714,872	—	1,714,872
Total investment assets at fair value	$19,292,853	$23,715,768	$43,008,621
Receivable, net			(17,797)
Fully benefit-responsive investment contracts at contract value			4,336,297
Total net assets			$47,327,121
(a)Includes 103-12 investment entities.
(b)Includes auto loans, bank loans, collateralized mortgage obligations, government agencies and credit card loans.
Valuation Techniques
Cash equivalents and short-term investment fund categorized as Level 1 are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value. Cash equivalents and short-term investment fund categorized as Level 2 are short-term government securities consisting of U.S. Treasuries and U.S. agency issues.
Common and preferred stocks categorized as Level 1 are traded on active national and international exchanges and are valued at closing prices on the last trading day of the year. For Common and preferred stocks not traded on an active exchange, or if the closing price is not available, the Trustee obtains indicative quotes from a pricing vendor, broker or investment manager. These stocks are categorized as Level 2 if the custodian obtains corroborated quotes from a pricing vendor.
Common/collective trusts (CCTs) and registered investment companies (e.g., mutual funds, exchange-traded funds (ETFs), etc.) are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCTs. CCTs are traded at NAV, determined daily or monthly. CCTs are categorized as Level 2 because the NAVs, although readily determinable, are not published on an active exchange nor publicly available. Registered investment companies are traded at NAV, determined and published daily, and are categorized as Level 1.
Corporate debt securities, U.S. Government securities and other investments categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.
SDBA investments categorized as Level 1 are primarily cash equivalents, common stock, ETFs, and mutual funds. As of December 31, 2021 and 2020, this account included Lockheed Martin common stock of $18,217,000 and $25,818,000, respectively.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. Parties-in-Interest Transactions
The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust held 28,865,988 and 30,485,409 shares of the Corporation’s common stock as of December 31, 2021 and 2020, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $310,692,219 for the year ended December 31, 2021.
The Master Trust invests in certain investments that are sponsored by State Street Bank, the Trustee. These investments include the following: S&P 500 Index Non-Lending Series Fund (held in the US Large-Cap Equity Index Fund investment option) and Russell Small Mid-Cap Index Non-lending Series Fund (held in the US Small & Mid-Cap Indexed Equity Fund investment option).
The Master Trust owed the Corporation $5,861,000 and $2,000,000 as of December 31, 2021 and 2020, respectively for certain expenses paid by the Corporation in providing services to the Plan and certain other plans.
In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
5. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 23, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Under current IRS determination letter procedures, there is no opportunity for the Plan to obtain a more recent letter from the IRS. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.
GAAP requires management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.
6. Reconciliation of Financial Statements to Form 5500
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. This difference in presentation resulted in net assets available for plan benefits reported in the financial statements being $2,533,000 and $6,815,000 less than the amounts reported on the Form 5500 as of December 31, 2021 and 2020, respectively, due to the difference between fair value and contract value of fully benefit-responsive investment contracts.
Interest in net investment gain of the Master Trust reported in the financial statements is $6,278,000 greater than the amount reported on Form 5500 for the year ended December 31, 2021. Administrative expenses reported in the financial statements are $2,628,000 greater than the amounts reported on Form 5500 and interest income on notes receivable from participants reported in the financial statements is $632,000 greater than the amounts reported on Form 5500 for the year ended December 31, 2021. These differences arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. Interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the difference between fair value and contract value of fully benefit-responsive investment contracts.

Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees
Employer Identification Number 52-1893632, Plan Number 055
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.0%; varying maturities	$—	$12,849
*    Party-in-interest for which a statutory exemption exists.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees, by Lockheed Martin Corporation as Plan Administrator

Date: June 22, 2022	by: /s/ Nicholas Lossia
Nicholas Lossia Vice President, Total Rewards